Exhibit 2.1

EXECUTION COPY

LLC MEMBERSHIP INTEREST PURCHASE AGREEMENT

This LLC Membership Interest Purchase Agreement (this “Purchase Agreement”) is entered into as of December 28, 2015 by and between RMH Holdings Parent, LLC a Delaware limited liability company (the “Seller”), and FilmOn. TV Networks Inc., a Delaware corporation (the “Buyer”).

Buyer desires to purchase from Seller, and Seller desires to sell to Buyer 100% of the membership interests of Reliance Majestic Holdings, LLC, a Delaware limited liability company (the “Target”), on the terms and subject to the conditions set forth in this Purchase Agreement.

NOW, THEREFORE, the parties agree as follows:

Article I. Definitions

Defined Terms. Capitalized terms used in this Agreement have the following meanings:

“Action” means any action, suit, arbitration, inquiry, hearing, proceeding or investigation by or before any court of competent jurisdiction, governmental or other regulatory or administrative agency or commission or arbitral panel.

“Affiliate” means, with respect to any specified Person, (1) any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person; (2) any other Person who is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, of the specified Person or a Person described in clause (1) of this paragraph, (3) another Person of whom the specified Person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (4) another Person in whom the specified Person has a substantial beneficial interest or as to whom the specified Person serves as trustee or in a similar capacity; or (5) any relative or spouse of the specified Person or any of the foregoing Persons, any relative of such spouse or any spouse of any such relative.

“Business” means the business of Target as presently conducted, i.e. providing over-the- top video storefronts.

“Fundamental Representations and Warranties” means the representations and warranties set forth in Section 3.01 (Organization and Power), Section 3.02 (Authorization; No Breach), Section 3.03 (Capitalization), Section 4.01 (Organization and Power), Section 4.02 (Authorization; No Breach).

“Intellectual Property” means trade secrets, copyrights, software, proprietary rights, trademarks, service marks, and trade names.

“Intercompany Accounts” means all accounts, notes and other monies (a) receivable by Target from any other Affiliate of Seller or Target or (b) payable by Target to any other Affiliate of Seller or Target.

“Knowledge of Seller” means the actual knowledge of William Koneva], Michael Reinstein, and Donna Smith.

“Liability” means any indebtedness, loss, damage, adverse claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise).

“Losses” means any and all claims, obligations, losses, expenses (including reasonable attorneys’ fees and expenses of experts, engineers and consultants and costs of investigation), damages, Liabilities, fines, penalties, judgments, actions and costs whenever arising or incurred on a party or its respective officers, directors, employees, agents or Affiliates.

“Material Adverse Effect” means any fact or circumstance that, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the business, operations, properties, assets, liabilities, financial condition or prospects of the Target, taken as a whole.

“Person” means any natural person, business, corporation, partnership, association, limited liability company, joint venture, business enterprise, trust or other entity.

“Subsidiary” means Cinema Now, LLC, a Delaware limited liability company.

“Tax Benefit” means, in the case of a federal, state, or local Tax reported on any Tax Returns filed on a combined or consolidated basis, the amount by which the Tax liability of the indemnified party’s affiliated group (within the meaning of Code § 1504(a)) or other relevant group of Persons is reduced by a Tax Benefit Item; or in the case of a Tax reported on any Tax Returns filed on a separate company or individual basis, the amount by which the Tax liability of the indemnified party or its successors or Affiliates is reduced by a Tax Benefit Item.

“Tax Benefit Item” means any item arising out of or otherwise pertaining to an indemnifiable loss and that is deductible on any Tax Returns, or which gives rise to a credit, or other equivalent item.

“Tax Return” means any return, report, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection, administration or imposition of any Taxes.

“Taxes” means (i) all United States federal, state, local or foreign taxes, levies and other tax assessments, including, without limitation, all income, sales, use, goods and services, value added, capital, capital gains, net worth, transfer, profits, withholding, payroll, PAYE, employer health, unemployment insurance payments, excise, real property and personal property taxes, gross receipts, license, employment, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), capital stock, franchise, social security (or similar), unemployment, disability, registration, alternative or add on minimum, estimated, employee or other withholding or other tax of any kind whatsoever, and (ii) any interest, penalty, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i) and (iii) any liability in respect of any item described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.

“Taxing Authority” means any governmental or public body, agency, official or authority with the power to impose any Tax.

“Third Party Claim” means the assertion of any claim or the commencement of any action, litigation, arbitration, or proceeding by or before any governmental authority, court of competent jurisdiction, or arbitral body, by a third Person in respect of which an Indemnified Party is entitled to indemnification under Section 6.01(a) or 6.01(b).

Purchase and Sale of Membership Interests

Purchase and Sale. At the Closing, Buyer will purchase from Seller, and Seller will sell to Buyer 100% of the membership interests of Target (the “Membership Interests”) for the consideration set forth in Section 2.02.

Consideration.

On or before January 15, 2016 (the “Funding Date”), Buyer shall pay to Seller five million U.S. dollars ($5,000,000) in immediately available funds (as may be adjusted pursuant to Section 2.03) (the “Initial Cash Payment”).

If Buyer sells any of its shares of capital stock (the “Stock”) in an underwritten initial public offering (an “IPO”) pursuant to an effective registration statement under the Securities Act of 1933, as amended, within six (6) months of the Closing Date, Buyer shall issue to Seller shares of Stock with a market value of three million U.S. dollars ($3,000,000) as of the opening of the IPO, concurrently with the occurrence of the IPO. If an IPO does not occur within six (6) months of the Closing Date, then on the six (6) month anniversary of the Closing Date, Buyer shall pay to Seller two million U.S. dollars ($2,000,000) in immediately available funds. The payment under this Section 2.02(b) is referred to herein as the “Second Payment”.

The Initial Cash Payment and the Second Payment are collectively referred to herein as the “Purchase Price”.

Purchase Price Adjustment for Indebtedness.

The Purchase Price shall be increased by the amount by which Indebtedness as of 11:59 pm PST on the Closing Date, as reduced by the amounts, if any, that Seller repays any such Indebtedness on or before the Funding Date (the “Closing Indebtedness”) is less than one million five hundred thousand U.S. dollars ($1,500,000) (the “Indebtedness Threshold”), and the Purchase Price shall be decreased by the amount by which the Closing Indebtedness is greater than the Indebtedness Threshold. Attached as Schedule 2.03(a) is an estimate, prepared by Seller, of Seller’s calculation of the Indebtedness, separately stating the amounts of the Indebtedness to be paid by Seller out of the Initial Cash Payment at the Funding Date, and setting forth the estimated amount of any adjustment to the Purchase Price based thereon (such estimate, the “Estimated Adjustment Amount”).

On the 60th day after the Closing Date, Buyer shall deliver to Seller a statement (the “Statement”), setting forth its reconciliation of the Closing Indebtedness (the “Reconciled Closing Indebtedness”). During the 30-day period following Seller’s receipt of the Statement, Seller and its independent auditors shall be permitted to review the working papers relating to the Statement. The Statement shall become final and binding upon the parties on the 60th day following its delivery to the Seller, unless Seller gives notice of disagreement with the Statement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall (A) specify in reasonable detail the nature of any disagreement so asserted, and (B) include only disagreements based on mathematical errors or based on Closing Indebtedness not being calculated in accordance with this Section 2.03. If Seller delivers a Notice of Disagreement to Buyer in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Buyer on the earlier of (A) the date Seller and Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below).

During the 30-day period following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, Seller and Buyer shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration before a single neutral arbitrator any and all matters that remain in dispute and which were properly included in the Notice of Disagreement. The Accounting Firm shall be a reputable regional or national independent accounting firm with offices in southern California, which is reasonably acceptable to both parties. The Seller and Buyer shall each have an opportunity to present to the Accounting Firm their respective position in writing (accompanied by any supporting documentation) and shall respond promptly to any question raised by the Accounting Firm.

The Accounting Firm shall be directed to render a written decision resolving the matters submitted to it within 30 days following submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The fees and disbursements of Seller’s independent auditors incurred in connection with their review of the Statement and certification of any Notice of Disagreement shall be borne by Seller. The cost of the Accounting Firm and the other costs reasonably incurred by the parties in connection with resolving any dispute regarding Indebtedness under this Section 2.03 shall be borne by Buyer and Seller in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the

Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.

Once the Reconciled Closing Indebtedness is determined and the Statement becomes final pursuant to Section 2.03(b), the Purchase Price shall be recalculated based on the final Reconciled Closing Indebtedness and the final amount by which the Purchase Price shall be decreased or increased shall be determined (the amount of such increase or decrease, the “Final Adjustment Amount”). If the Final Adjustment Amount differs from the Estimated Adjustment Amount and additional Purchase Price is owed, Buyer shall pay such additional Purchase Price within 5 business days after determination of the Final Adjustment Amount. If the Final Adjustment Amount differs from the Estimated Adjustment Amount and Buyer is due a credit of a portion of the Purchase Price, Buyer may deduct such amount from the Second Payment.

The term “Indebtedness” means (a) Debt plus (b) Current Liabilities minus (c) Current Assets. The term “Debt” means (i) any liability of Target for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent, (1) for borrowed money, (2) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (3) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), and (ii) any liability of others described in the preceding clause (i) that Target has guaranteed. The terms “Current Assets” and “Current Liabilities” mean the current assets and current liabilities, respectively, of the Target, calculated in accordance with GAAP. “GAAP” means United States generally accepted accounting principles consistent with the Target’s past practices.

Following the Closing, Buyer shall not take any actions with respect to the accounting books and records of the Target on which the Statement is to be based that would obstruct or prevent the preparation of the Statement and the determination of Closing Indebtedness as provided in this Section 2.03. During the period of time from and after the date of delivery of the Statement to Seller through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.03, Buyer shall afford to Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 2.03 reasonable access during normal business hours on five days’ written notice to the books and records of the Target (if within the control of Buyer) to the extent relevant to the adjustment contemplated by this Section 2.03; and Buyer shall instruct its accounting staff to cooperate reasonably with Seller’s representatives.

Time and Place. The closing of the transactions contemplated hereby (the “Closing”) shall take place remotely via the electronic exchange of signatures and will be effective as of 12:00am PST on December 28, 2015 (the “Closing Date”).

Closing Deliveries by Buyer. At the Closing, Buyer shall deliver the following to Seller simultaneously with the deliveries of Seller set forth in Section 2.06:

this Agreement, duly executed by Buyer; and

a Pledge and Security Agreement in the form of Exhibit A hereto (the “Pledge Agreement”), pursuant to which the Membership Interests will be pledged as security for Buyer’s obligations under Section 2.02, duly executed by Buyer.

Closing Deliveries by Seller. At the Closing, Seller shall deliver the following to Buyer simultaneously with the deliveries of Buyer set forth in Section 2.05:

a Bill of Sale Transferring the Membership Interests to Buyer;

the Pledge Agreement, duly executed by Seller; and

this Agreement, duly executed by Seller.

Article III. Representations and Warranties of Seller

Seller hereby represents and warrants as follows:

Organization and Power. Each of Target and Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Target and Subsidiary have all requisite power and authority and all material licenses, permits and authorizations necessary to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Purchase Agreement.

Authorization; No Breach; Consents. The execution, delivery and performance of this Purchase Agreement have been duly authorized by the Seller and Target, as applicable. This Purchase Agreement is a valid and binding obligation of the Seller, and is enforceable in accordance with its terms. The execution and delivery by the Seller of this Purchase Agreement and the fulfillment of and compliance with the terms hereof by the Seller does not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Seller’s, Target’s or Subsidiary’s assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to any law, statute, rule or regulation to which the Seller, Target or Subsidiary Target is subject, or any agreement, instrument, order, judgment or decree to which the Seller, Target or Subsidiary is a party or by which any of them is bound; except for those consents set forth on Schedule 3.02.

Capitalization. The Membership Interests constitute all of the authorized and outstanding membership interests of the Target immediately prior to the Closing. There are no outstanding options, warrants, conversion rights, subscription rights, or any other security convertible into or exchangeable for membership interests in the Target. The Target owns all of the authorized and outstanding membership interests of Subsidiary, and by virtue of such ownership is the ultimate owner of all of the assets of Subsidiary. There are no outstanding options, warrants, conversion rights, subscription rights, or any other security convertible into or exchangeable for membership interests in Subsidiary. Target has no other subsidiaries, including the entity Cinema Now, Inc., which is unaffiliated with Seller or Target and which entity has no current ownership of or relationship to the Business.

Taxes. The Target is characterized as a pass-through entity for United States federal income tax purposes. Except as would not be expected to have a Material Adverse Effect, the Seller and Target have each (a) prepared and filed all federal, state and local tax returns and reports required to be filed within the time prescribed by law. No federal or state income tax return of Target has ever been audited.

Intellectual Property.

Target and Subsidiary own and possess, or have the right to use pursuant to a valid license, all Intellectual Property necessary for the operation of the Business as conducted as of the date hereto, which Intellectual Property is set forth on Schedule 3.05 hereto (which shall be delivered by Seller to Buyer no later than 10 days after the Closing Date).

To the Seller’s Knowledge, the Business as presently conducted does not infringe upon or violate the Intellectual Property rights of a third party. To the Knowledge of Seller, no third party has interfered with, challenged, infringed upon, misappropriated, or violated any Intellectual Property rights of Target with respect to the Business.

Balance Sheet; Gross Revenue.

Schedule 3.06 (which shall be delivered by Seller to Buyer no later than 10 days after the Closing Date) sets forth the (i) unaudited balance sheet of Target as of December 31, 2014 and as of November 30, 2015 (ii) the related schedules and notes (collectively, the “Balance Sheets”). The Balance Sheets have been prepared from the books and records of Target in conformity with GAAP (except in each case as described in the notes thereto and except as set forth on Schedule 3.06) and on that basis fairly present (subject to normal, recurring year-end audit adjustments) the financial condition and results of operations of Target as of the respective dates thereof and for the respective periods indicated. The books and records of Target accurately, fairly and correctly set out and disclose, in all material respects, all financial transactions of Target for the periods noted therein.

Target does not have any material liabilities or obligations of the type required by GAAP to be reflected on the Balance Sheets (whether accrued, absolute, contingent, unasserted or otherwise), except (i) as disclosed, reflected or reserved against in the Balance Sheets and the notes thereto, (ii) for items set forth in Schedule 3.06, and (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent Balance Sheet.

For calendar year 2015, Target’s gross revenue on a cash receipts basis is not less than nine million three hundred thousand U.S. dollars ($9,300,000). Such revenue does not include any revenue received with respect to any Intercompany Account or otherwise from any Affiliate of Seller. Seller makes no representation or warranty with respect to the future revenues or performance of Target or the Business.

Brokers. Seller has not dealt with any broker, finder, or other similar Person in connection with the offer or sale of the Membership Interests and the transactions contemplated by this Purchase Agreement, and Seller is not under any obligation to pay any broker’s fee, finder’s fee or commission in connection with such transactions.

Litigation. Except for the matter set forth on Schedule 3.08, to the Knowledge of Seller, there is no Action pending or threatened in writing against Seller, the Target or Subsidiary. To the Knowledge of Seller, there are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration) against Seller, Target or Subsidiary that could interfere with the conduct of the Business as presently conducted or prevent or delay the transactions contemplated in this Agreement.

Intercompany Receivables and Payables. Prior to or concurrently with the Closing, Target shall assign to Seller, and Seller shall assume from Target, all of the Intercompany Accounts.

Officers and Managers. The limited liability company manager of Target is Seller. The officers of the Target and Subsidiary are set forth on Schedule 3.10. No officer of the Target or Subsidiary is party to any employment agreement with the Target, Subsidiary, or any other Affiliate of Seller, Target or Subsidiary.

No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither Seller nor any of Seller’s Affiliates makes any express or implied representation or warranty with respect to Target, Subsidiary or the Business, or with respect to any other information provided, or made available, to Buyer in connection with the contemplated transaction. Except for the representations and warranties contained in this Article III, Seller hereby disclaims any and all other representations and warranties, whether express or implied (including any implied warranty or representation as to the value, condition, merchantability or suitability of the Target or Subsidiary or any of their assets).

As-Is. Buyer has performed its own due diligence. Except for the representations and warranties of Seller contained in this Article III, Seller is not making and has not made, and no other person or entity is making or has made on behalf of Seller, any express or implied representation or warranty in connection with this Purchase Agreement, and no person or entity is authorized to make any such representation or warranty on behalf of Seller. The parties acknowledge and agree that the Membership Interests and the Business are being sold “as is,” “where is” and with “all faults,” and Buyer shall have no recourse against Seller for any claim relating to the same other than to the extent of any indemnification under Article VI with respect to any representation or warranty of Seller contained in this Article III, or with respect to any Purchase Price adjustment pursuant to Section 2.03, or with respect to Section 5.03.

Representations and Warranties of Buyer

Buyer represents and warrants as follows:

Organization and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite power and authority and all material licenses, permits and authorizations necessary to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Purchase Agreement.

Authorization; No Breach. The execution, delivery and performance of this Purchase Agreement have been duly authorized by the Buyer. This Purchase Agreement is a valid and binding obligation of Buyer, and is enforceable in accordance with its terms. The execution and delivery by Buyer of this Purchase Agreement and the fulfillment of and compliance with the terms hereof by Buyer does not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon Buyer’s assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to any law, statute, rule or regulation to which Buyer is subject, or any agreement, instrument, order, judgment or decree to which Buyer is a party or by which it is bound.

Brokers. Buyer has not dealt with any broker, finder, or other similar Person in connection with the offer or purchase of the Membership Interests and the transactions contemplated by this Purchase Agreement, and Buyer is not under any obligation to pay any broker’s fee, finder’s fee or commission in connection with such transactions.

Certain Covenants and Other Matters

Publicity. Seller and Buyer will consult with one another and provide the other with the opportunity to review the completed proposed press release or statement before issuing any press release or otherwise making any public statements in respect of the transactions contemplated by this Purchase Agreement and will not issue any such press release or make any such public statement prior to such consultation and review, except as Seller or Buyer may be required by any applicable law or by obligations pursuant to the requirements of any national securities exchange, as determined by Seller or Buyer, as the case may be, in consultation with the applicable party’s legal counsel.

Cooperation on Payment of Indebtedness. Between the Closing Date and the Funding Date, Buyer acknowledges and agrees that Seller will negotiate payment of certain items of the Indebtedness as specified on Schedule 2.03(a), and that Seller is authorized to do so both for itself and on behalf of Target. Buyer agrees to use commercially reasonable efforts to cooperate, and to cause Target to cooperate, as reasonably requested by Seller to facilitate Seller’s resolution and payment of such Indebtedness after Closing and prior to the Funding Date.

Tax Matters.

Buyer and Target shall have the right to represent the interests of the Target in any Tax audit or administrative or court proceeding relating to Tax Returns (a “Tax Claim”); provided, however, that solely with respect to Tax Claims for any period ending on or before the Closing Date for which Seller may be liable for Taxes pursuant to this Purchase Agreement, Seller shall have the right to control any such Tax Claims. With respect to Tax Claims that include a Straddle Period for which each of Buyer and Seller could be liable for Taxes, the parties shall cooperate and jointly defend any such Tax Claim. If either Seller or Buyer relinquishes control to the other party pursuant to a written relinquishment, the controlling party (i) shall keep the other party reasonably informed and consult with the other party and its tax advisors with respect to any issue relating to such Tax Claim; (ii) Buyer shall provide Seller with copies of all correspondence, notices and other written materials received from any taxing authority relating to such Tax Claim and shall otherwise keep the other party and its tax advisors advised of significant developments and significant communications involving representatives of the taxing authority with respect thereto; (iii) Buyer shall provide the other party with a copy of any written submission to a taxing authority prior to the submission thereof and shall give serious and good faith consideration to any comments or suggested revisions that the other party or its tax advisors may have with respect thereto; and (iv) Buyer shall not settle or otherwise resolve such Tax Claim without the consent of Seller, which consent will not be unreasonably withheld.

Seller hereby agrees to be liable for and to indemnify and hold Buyer Indemnitees harmless from and against all Losses in respect of, (i) any and all Taxes with respect to Target (A) for any taxable period ending on or before the Closing Date and (B) for the portion of any Straddle Period (as defined below) ending on the Closing Date (determined as provided in Section 5.03(f)); (ii) any and all Taxes resulting from Target having been included in any consolidated, combined or unitary tax return that included Target for any taxable period (or portion thereof) ending on or before the Closing Date pursuant to Treasury Regulation Section 1.1502-6(a) or any analogous or similar state, local or foreign law or regulations; and (iii) any Taxes required to be paid by Seller pursuant to Section 5.03(e).

(a) Seller (or its representative) shall have the right to prepare, or cause to be prepared, all federal, state, foreign and local Tax Returns with respect to Target that are required to be filed after the Closing Date which relate to any taxable period ending on or before the Closing Date. All such Tax Returns shall be prepared in a manner consistent with the past practice of Seller or Target (as applicable) to the extent permitted by law. The personnel of Buyer and of Target shall cooperate reasonably with Seller (or its representative) in connection therewith and shall provide, at no expense to Seller (or its representative), such accounting and tax schedules and other information as is reasonably requested by the accountants who shall prepare such Tax Returns. Seller (or its representative) shall deliver to Buyer for its review a copy of the proposed Tax Returns no later than forty-five (45) days prior to the filing date of each such Tax Return (including extensions thereof) for Buyer’s review. The proposed Tax Return will be deemed to be acceptable to Buyer unless Buyer notifies Seller in writing of any disagreement within twenty (20) days after receiving such Tax Return, setting forth in reasonable detail the basis of Buyer’s disagreement. Seller and Buyer shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that Seller and Buyer are unable to resolve any dispute with respect to such Tax Returns at least ten (10) days prior to the due date for filing, such dispute shall be resolved by submitting the matter for resolution by the Accounting Firm, which resolution shall be binding upon Buyer and Seller. Seller shall file all such Tax Returns.

Following the Closing, Buyer shall cause to be timely filed all Tax Returns required to be filed by or with respect to Target after the Closing Date (other than the Tax Returns to be prepared by Seller in accordance with Section 5.03(c)(i) above) and, subject to the rights to payment from the Seller under Section 5.03(c)(iii), pay or cause to be paid all Taxes shown due thereon. All such Tax Returns shall be prepared in a manner consistent with prior practice to the extent permitted by applicable law. Buyer shall provide Seller with copies of completed drafts of such Tax Returns (to the extent any Tax shown due thereon is required to be paid by Seller pursuant to Section 5.03(b)) at least forty-five (45) days prior to the due date for filing thereof, for Seller’s review. The proposed Tax Return will be deemed to be acceptable to Seller unless Seller notifies Buyer in writing of any disagreement within thirty (30) days after receiving such Tax Return, setting forth in reasonable detail the basis of Seller’s disagreement. Buyer and Seller shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that Buyer and Seller are unable to resolve any dispute with respect to such Tax Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved by submitting it to the Accounting Firm, which resolution shall be binding upon Buyer and Seller.

Not later than five (5) days prior to the due date for the payment of Taxes on any Tax Return which Buyer has the responsibility to cause to be filed pursuant to Section 5.03(c)(ii). Seller shall pay to Buyer the amount of Taxes, as determined Buyer, owed by Seller pursuant to the provisions of Section 5.03(b).

Seller and Buyer shall (A) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceedings relating to Liability for Taxes or as may be reasonably requested with respect to the purchase of insurance or similar coverage for Liabilities related to Taxes, (B) each retain and provide the other with any records or other information which may be relevant to such Tax Return, audit or examination, proceeding determination, or insurance purchase and (C) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period.

Buyer shall notify Seller in writing within five (5) days of receipt by Buyer, any Affiliate of Buyer, or Target of any notice of any pending or threatened in writing Tax audits or assessments relating to the income, properties or operations of Target, in each case for periods ending on or before the Closing Date, provided, however, that the failure to give such notice as provided herein shall not relieve Seller of its obligations under this Section 5.03 except to the extent that Seller is actually prejudiced thereby.

Seller shall be liable for, and shall pay when due, any transfer, gains, documentary, sales, use, registration, stamp, value added or other similar Taxes payable by reason of the transactions contemplated by this Agreement or attributable to the sale, transfer or delivery of the Membership Interests under this Agreement, and Seller shall file (or cause Target to file) all necessary Tax Returns and other documentation with respect to all such Taxes.

Target and Seller will, unless prohibited by applicable law, close the taxable period of Target as of the end of the day on the Closing Date. If applicable law does not permit Target to close its taxable year on the Closing Date or in any case in which a Tax with respect to Target is assessed with respect to a taxable period which begins before the Closing Date and ends after the Closing Date (a “Straddle Period”), the resulting Tax obligation shall be allocated (i) to Seller for the period up to and including the Closing Date, and (ii) to Buyer for the period subsequent to the Closing Date. Any allocation of Taxes attributable to any period beginning before and ending after the Closing Date shall be made by means of a closing of the books and records of Target as of the close of the Closing Date, provided that exemptions, allowances, deductions (including, but not limited to, depreciation and amortization deductions) or any Taxes (such as property or similar Taxes) that are calculated on an annual basis shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period; provided however, that for income Tax purposes, if a closing of the books and records of Target is not permissible under applicable Law, then the amount of Taxes attributable to Seller shall be determined as if such closing of the books and records had occurred and any net operating loss of Target carried forward shall be allocated to the period ending on or before the Closing Date. Any disagreements regarding the allocations shall be promptly resolved by submission to the Accounting Firm, whose decision shall be binding on the parties.

None of Buyer or any Affiliate of Buyer shall (or shall cause or permit Target to) amend, refile or otherwise modify any Tax Return relating in whole or in part to Target with respect to any taxable year or period beginning before the Closing Date without the prior written consent of Seller, which consent may not be unreasonably withheld.

Except to the extent any such Tax refund attributable to a carryback of a loss that arises in a taxable period ending after the Closing Date, any Tax refund (including any interest with respect thereto) relating to Target for any taxable period ending on or prior to the Closing Date shall be the property of Seller, and if received by Buyer or Target, shall be paid over promptly to Seller, net of any current year cash Taxes of Target attributable to the receipt thereof. Buyer shall not, and shall not allow Target to, carry back any net operating loss, capital loss, Tax credit or any other similar Tax attribute attributable to a taxable period ending on or prior to the Closing Date without Seller’s written consent, which can be withheld in Seller’s sole and absolute discretion. In the case where a Tax refund is attributable to a legally required carry back of a loss that cannot be waived, then notwithstanding anything in this Agreement, Seller shall not be liable for any amount of additional Taxes as a result of such carry back.

Any claim for indemnity under this Section 5.03 may be made at any time prior to sixty (60) days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (including all periods of extension, whether automatic or permissive).

In the event of a conflict between the provisions of this Section 5.03, on the one hand, and the provisions of Article VI, on the other, the provisions of this Section 5,03 shall control.

After the Closing Date, each of Seller and Buyer shall (and shall cause their respective Affiliates to):

assist the other party or parties, as the case may be, in preparing any Tax Returns which such other party or parties, as the case may be, is responsible for preparing and filing in accordance with Section 5.03(b);

cooperate fully in responding to any inquiries from or preparing for any audits of, or disputes with taxing authorities regarding, any Taxes or Tax Returns of or with respect to Target;

make available for review by the other party or parties, as the case may be, as reasonably requested, all information in its possession relating to Target which may be relevant to any Tax Return, audit or examination, proceeding or determination and to any taxing authority as reasonably requested by Seller or Buyer all information, records, and documents relating to Taxes of or with respect to Target;

timely provide to the other party or parties, as the case may be, powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.03.

Confidentiality. From and after the Closing Date, Seller shall not and shall cause each of its Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Buyer or use or otherwise exploit for their own benefit or for the benefit of anyone other than Buyer, any Confidential Information (as defined below). Seller shall not have any obligation to keep confidential (or cause any of its Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by applicable law or court order; provided, however, that in the event disclosure is required by applicable law or court order,

Seller shall provide Buyer with prompt notice of such requirement prior to making any disclosure so that Buyer may seek an appropriate protective order. For purposes of this Section, “Confidential Information” means any secret or confidential information developed for or maintained with respect to the Target and the Business, including, without limitation, the Target’s proprietary software. “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure prohibited hereunder.

Consents: Further Assurances. Consistent with the terms and conditions of this Purchase Agreement, each party hereto will use its commercially reasonable efforts to execute and deliver such other documents as reasonably requested by the other party in order to carry out this Purchase Agreement and the transactions contemplated hereby. Buyer and Seller shall use their commercially reasonable efforts and will cooperate with each other to the extent reasonably necessary to obtain all consents, approvals and waivers, if any, from third parties required to consummate the transactions contemplated by this Purchase Agreement, provided, however, that, in obtaining such consents, approvals and waivers, neither Seller nor any of its Affiliates shall be required to make any payment or guarantee or to take any action which would impose any material cost, expense or liability on Seller or any of its Affiliates.

Indemnification

Indemnification.

Subject to the limitations set forth in this Article VI, Seller shall indemnify, defend and hold harmless Buyer, and its Affiliates (which shall include, from and after Closing, the Target), and each of their respective managers, directors, officers, employees, agents and members (each of the foregoing Persons, individually, a “Buyer Indemnitee” and, collectively, the “Buyer Indemnitees”) from and against any and all Losses, and pay to each Buyer Indemnitee the amount of any and all Losses suffered by the Buyer Indemnitee arising out of or resulting from (i) any breach of any representation or warranty made by Seller herein; and (ii) the litigation matter set forth on Schedule 3.08.

Subject to the limitations set forth in this Article VI, Buyer and Target shall indemnify, defend and hold harmless Seller and its Affiliates, and each of their respective managers, directors, officers, employees, agents and members (each of the foregoing Persons, individually, a “Seller Indemnitee” and, collectively, the “Seller Indemnitees”! from and against any and all Losses, and pay to each Seller Indemnitee the amount of any and all Losses suffered by the Seller Indemnitee arising out of or resulting from any breach of any representation or warranty made by Buyer herein.

Indemnification Procedures.

In the event that a Person entitled to indemnification under this Article VI (the “Indemnified Party”) shall incur or suffer any Losses in respect of which indemnification is required under Section 6.01(a) or (b) (each an “Indemnity Claim”!, including any Third Party Claim, the Indemnified Party must assert a claim for indemnification by a written notice delivered to the party from which indemnification is required under Section 6.01 (a) or (b) (the “Indemnifying Party”), which notice must contain reasonably sufficient detail and information of the Losses as then known and stating the nature and basis of such Losses (a “Notice of Loss”). The Indemnified Party shall promptly deliver the Notice of Loss to the Indemnifying Party, provided that any delay in providing the Indemnifying Party with a Notice of Loss shall not, subject to Section 6.03, relieve the Indemnifying Party from any Liability that it may have to the Indemnified Party under Section 6.01 except to the extent that the Indemnifying Party’s ability to defend such claim is materially prejudiced by the Indemnified Party’s failure to provide such Notice of Loss in a timely manner. If the Notice of Loss relates to a Third Party Claim, then the procedures set forth in Sections 6.02(b), (c) and (d) shall be applicable.

In no event may the Indemnified Party admit any Liability with respect to any Third Party Claim or settle, compromise, pay or discharge the same without the prior written consent of the Indemnifying Party. The Indemnifying Party shall have the right to assume the defense (at the Indemnifying Party’s expense) of any Third Party Claim through counsel of the Indemnifying Party’s own choosing by so notifying the Indemnified Party within 21 days after the receipt by the Indemnifying Party of the Notice of Loss for such Third Party Claim from the Indemnified Party; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control the defense of such Third Party Claim and any Action arising therefrom.

If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, the Indemnified Party shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by the Indemnifying Party, the retention, and the provision to the Indemnifying Party, of records and information reasonably relevant to such Third Party Claim, and making employees of the Target reasonably available to provide additional information and explanation of any materials provided hereunder. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that, by its terms, discharges the Indemnified Party from the full amount of Liability in connection with such Third Party Claim and imposes only monetary damages. Without the prior written consent of the Indemnifying Party, which consent may be granted or withheld in the Indemnifying Party’s sole and absolute discretion, the Indemnified Party may not settle or otherwise dispose of any Third Party Claim for which the Indemnifying Party may have any Liability and for which the Indemnifying Party has assumed the defense thereof. The Indemnifying Party shall not be liable under this Agreement for any settlement, compromise or discharge effected without its consent in respect of any Third Party Claim for which the Indemnifying Party has assumed the defense thereof. No Indemnified Party shall take any action that may prejudice the Indemnifying Party’s defense of any Third Party Claim, nor shall any party to this Agreement or any Seller Indemnitee or Buyer Indemnitee induce any Person to assert a claim that may become an Indemnity Claim.

If the Indemnifying Party has notified the Indemnified Party in writing of its election to assume control of the defense of a Third Party Claim and the Indemnifying Party has assumed the defense, the Indemnifying Party shall not have any Liability to such Indemnified Party hereunder for any costs, expenses, or fees thereafter incurred by such Indemnified Party in connection with the defense of such Third Party Claim. If the Indemnifying Party does not assume control of the defense of such Third Party Claim within 21 days after the Indemnifying Party receipt of the Notice of Loss for such Third Party Claim, then the Indemnified Party shall have the right to defend against, negotiate, settle or otherwise deal with such Third Party Claim without the consent of the Indemnifying Party.

Survival. The representations and warranties of the parties contained in this Agreement shall survive the Closing as follows (for each representation and warranty, its “Survival Period”): (a) the Fundamental Representations and Warranties shall survive the Closing without termination (subject to any applicable statute of limitations); and (b) all other representations and warranties in this Agreement shall survive the Closing and forever terminate on December 31, 2017. Notwithstanding the Survival Period, if a Notice of Loss for breach of representation or warranty is delivered before the end of the Survival Period for such representation or warranty, the claim described in the Notice of Loss for breach of such representation or warranty will survive. All of the covenants set forth in this Agreement shall survive the Closing until fully performed.

Limitation on Liability.

The Seller shall not have any Liability under clause (i) of Section 6.01(a) unless the aggregate amount of Losses suffered by Buyer for breaches of any representation or warranty made by the Seller herein for which the Seller is responsible under this Article VI exceeds $50,000 (and Buyer shall be solely responsible for all such Losses), after which time the Seller will be obligated only to provide indemnity under Section 6.01(a) for Losses in excess of such amount. Buyer shall not have any Liability under Section 6.01(b) unless the aggregate amount of Losses suffered by Seller for breaches of any representation or warranty made by Buyer herein for which Buyer is responsible under this Article VI exceeds $50,000 (and Seller shall be solely responsible for all such Losses), after which time Buyer will be obligated only to provide indemnity under Section 6.01(b) for Losses in excess of such amount.

The maximum Liability of Seller and of Buyer under Section 6.01(a) and Section 6.01(b), respectively, other than for breaches of the Fundamental Representations and Warranties, is the amount equal to 35% of the aggregate Purchase Price actually paid by Buyer to Seller. The maximum Liability of Seller and Buyer under Section 6.01(a) or 6.01(b), respectively, for breaches of the Fundamental Representations and Warranties is the aggregate Purchase Price actually paid by Buyer to Seller, less the amount of all Losses for which Seller or Buyer is responsible under Section 6.01(a) or 6.01(b), respectively, other than for breaches of the Fundamental Representations and Warranties.

In calculating the amount of any Losses indemnifiable under this Article VI, the amount of such Losses shall be net of any net Tax Benefit actually realized by the Indemnified Party by reason of the facts and circumstances giving rise to the indemnification.

In calculating the amount of any Losses indemnifiable under this Article VI, the amount of such Losses shall be reduced by any amounts when, as and if actually received by the Indemnified Party under insurance policies maintained by it (“Insurance Proceeds”), less the sum of (i) any reasonable costs incurred in the collection thereof and (ii) any amounts actually paid by the Indemnified Party as a result of such Losses as premiums retroactively assessed under any applicable provisions of insurance policies that cover such Losses (in whole or in part) (collectively, the “Insurance Costs”). No Indemnified Party shall be required to maintain any insurance policies or to make any efforts to collect any Insurance Proceeds under any insurance policy.

For the avoidance of doubt, no indemnified party shall be indemnified for any Losses to the extent such Losses were or should have been taken into account in the Purchase Price adjustment procedures set forth in Section 2.03.

Intentionally omitted.

No Consequential Damages. Etc. Notwithstanding anything to the contrary in this Agreement, no party to this Agreement has or will have any Liability under this Article VI (including to any Seller Indemnitee or Buyer Indemnitee) or under Section 2.03 or Section 5.03, and each of the parties to this Agreement (on behalf of itself and the Seller Indemnitees and Buyer Indemnitees) waives and releases all claims under and agrees not to seek any claims for Losses consisting of, any special, exemplary, consequential or indirect damages (including diminution in value), in each case however characterized, whether in contract or in tort.

Miscellaneous

Amendment. This Purchase Agreement may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto.

Notices. All communications in connection with this Purchase Agreement shall be in writing and shall be deemed properly given if hand delivered or sent by e-mail (provided that such communication is acknowledged electronically as received by the recipient), facsimile

(provided that such communication is confirmed by same-day deposit in the United States mail first class postage prepaid) or pre-paid nationally recognized overnight courier with adequate evidence of delivery or sent by registered or certified mail, postage prepaid and return receipt requested and addressed as follows:

If to Buyer:         FilmOn. TV Networks Inc.

338 North Canon Drive

Beverly Hills, CA 90210

If to Seller:         RMH Holdings Parent, LLC

2121 Avenue of the Stars, 34th Floor

Los Angeles, CA 90067

or such other addresses or Persons as the recipient shall have designated to the sender by a written notice given in accordance with this Section. Any notice called for hereunder shall be deemed delivered when received.

Governing Law. This Purchase Agreement shall be governed by and construed in accordance with the substantive law of the State of California without giving effect to the principles of conflicts of law thereof.

Submission to Exclusive Jurisdiction. For any actions arising hereunder, all parties agree that suit will only be filed in a state or federal court sitting in the County of Los Angeles, California, and all parties agree to submit to the personal jurisdiction of such courts.

Severability. If any term or other provisions of this Purchase Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Purchase Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner material to any party.

Counterparts. This Purchase Agreement may be signed in any number of counterparts, via original, facsimile or PDF signatures, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Purchase Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Entire Agreement; Third Party Beneficiaries. This Purchase Agreement, together with its exhibits, schedules, and other agreements referred to herein, constitutes the entire agreement of the parties and supersedes all other prior agreements and understandings, both oral and written, among the parties or any of them, with respect to the subject matter hereof. This Purchase Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing herein, including the documents and information supplied in writing, and instruments referred to herein, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Purchase Agreement.

Expenses. Except as provided in Section 2.03 or Section 5.03 or in Article VI, all costs and expenses incurred in connection with this Purchase Agreement shall be paid by the party incurring such cost or expense.

Successors and Assigns. The provisions of this Purchase Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Purchase Agreement without the consent of the other parties hereto, except in the case of Buyer, assignments to Affiliates or to other Persons or entities that result from a change of control of Buyer, including, without limitation, a purchase of all or substantially all of the assets of Buyer, a reorganization, or merger, provided in any event that Buyer remains liable for all of its obligations hereunder.

[signatures on following page]

The parties to this Purchase Agreement have caused it to be duly executed as of the date first above written.

“SELLER”

RMH HOLDINGS PARENT, LLC

By:	/s/ William Koneval
Name:	William Koneval
Title:	Chief Executive Officer

“BUYER”

FILMON. TV NETWORKS INC.

By:	/s/ Alki David
Name:	Alki David
Title:	Chief Executive Officer

[signature page to Reliance Majestic Holdings LLC Purchase Agreement]